Mail Stop 6010

March 19, 2009

Mr. Stephen T. Willis
Executive Vice President – Operations
and Chief Financial Officer
Palatin Technologies, Inc.
4C Cedar Brook Drive
Cranbury, NJ 08512

>   **Re: Palatin Technologies, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 16, 2009**
>   **File No. 001-15543**

Dear Mr. Willis:

This is to advise you that we have limited our review of the above-captioned filing to the matters identified in the comments that follow.

Where indicated, we think you should revise your filing in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRE 14A

1. We note that the proposal to complete a reverse stock split of your outstanding common shares will not affect the number of common shares authorized in the restated certificate of incorporation. Please revise the discussion of the proposed reverse stock plot in your proxy statement to address whether the Company has any plans to issue shares that will be newly available for issuance as a result of the reverse stock split.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Daniel Greenspan, Special Counsel, at (202) 551-3623 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director